SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934

                         Commission File Number 0-14374

                 Atlanta Marriott Marquis II Limited Partnership
             (Exact name of registrant as specified in its charter)

             10400 Fernwood Road, Bethesda, MD 20817 (301) 380-2070
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)


                                      None
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)        (   )              Rule 12h-3(b)(1)(i)        (   )
Rule 12(g)-4(a)(1)(ii)       (   )              Rule 12h-3(b)(1)(ii)       (   )
Rule 12(g)-4(a)(2(i)         (   )              Rule 12h-3(b)(2)(i)        (   )
Rule 12(g)-4(a)(2)(ii)       (   )              Rule 12h-3(b)(2)(ii)       (   )
                                                Rule 15d-6                 (X)

Approximate  number  of  holders  of record as of the certification
or notice date:     -2-


         Pursuant to the requirements of the Securities Exchange Act of 1934, Atlanta Marriott Marquis II Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   January 4, 1999
                                By:     HMC Atlanta LLC
                                        General Partner


                                By:     /s/ Christopher G. Townsend
                                        Christopher G. Townsend
                                        Vice President and Secretary